National City

Mortgage National City Mortgage Co.

3232 Newmark Drive Miamisburg, Ohio 45342

Telephone (937) 910 1200

Mailing Address:

P.O. Box 1820

Dayton, Ohio 45401 1820

Management's Assertion on Compliance with Minimum Servicing

Standards Set Forth in the Uniform Single Attestation Program for

Mortgage Bankers

Report of Management

We, as members of management of National City Mortgage Co. (NCM), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of NCM's compliance with the minimum servicing standards as set forth in the USAP as of December 31, 2002 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 2002, NCM complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for this same period, NCM had in effect a fidelity bond policy in the amount of $50 million and an errors and omissions policy in the amount of $40 million.

Charles Abourezk

Charles Abourezk, Senior Vice President

February 24, 2003

Mgmt Assertion.doc